Filed Pursuant to Rule 433

Registration No. 333- 181918

June 6, 2012

Tyson Foods, Inc.

$1,000,000,000 4.500% Senior Notes due 2022

Final Term Sheet

Issuer:	Tyson Foods, Inc.
Guarantors:	Each of the Issuer’s wholly-owned domestic subsidiaries that is a guarantor under the Issuer’s revolving credit facility
Ratings:	(P)Baa3 / BBB- / BBB (stable)*
Format:	SEC Registered
Ranking:	Senior Unsecured
Size:	$1,000,000,000
Trade Date:	June 6, 2012
Settlement Date:	June 13, 2012
Final Maturity:	June 15, 2022
Interest Payment Dates:	Semi-annually on June 15 and December 15
First Pay Date:	December 15, 2012
Pricing Benchmark:	1.750% due May 15, 2022
UST Spot (Price/Yield):	100-24 / 1.668%
Spread to Benchmark:	T+290 bps
Yield to Maturity:	4.568%
Coupon:	4.500%
Public Offering Price:	99.458%
Underwriting Spread:	0.650%
Net Proceeds (before expenses):	$988,080,000
Day Count:	30/360
Make Whole Call:	T + 45 bps
Par call:	On or after 3 months prior to the maturity date
Minimum Denominations/Multiples:	Denominations of $2,000 and in integral multiples of $1,000 in excess thereof
Joint Bookrunning Managers:	J.P. Morgan Securities LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. LLC RBC Capital Markets, LLC Barclays Capital Inc. Rabo Securities USA, Inc.

Co-managers:	Goldman, Sachs & Co. HSBC Securities (USA) Inc. SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc. Wells Fargo Securities, LLC
Cusip:	902494 AT0
ISIN:	US902494AT07
Exchange Listing:	None

This communication is intended for the sole use of the person to whom it is provided by us.

(*)	An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Ratio of Earnings to Fixed Charges:

	Six Months Ended March 31, 2012 (pro forma)(a)	Fiscal Year Ended October 2, 2011 (pro forma)(a)
Ratio of earnings to fixed charges(b)	5.72x	5.47x

(a)	The ratio of earnings to fixed charges for the six months ended March 31, 2012 and fiscal year ended October 1, 2011 have been adjusted on a pro forma basis to give effect to the offer and sale of the $1.0 billion aggregate principal amount of the notes offered hereby and the use of the net proceeds to repurchase $810 million of outstanding aggregate principal amount of our 10.50% Senior Notes due 2014, which we refer to as our “2014 notes,” and pay any accrued interest thereon and any applicable premiums related thereto, as if such events occurred on October 2, 2011 and October 3, 2010, respectively.
(b)	For purposes of calculating our ratio of earnings to fixed charges, “earnings” consist of income (loss) from continuing operations before income taxes plus fixed charges and amortization of capitalized interest, and less capitalized interest. “Fixed charges” consist of (i) interest expense, (ii) capitalized interest, (iii) amortization of debt discount expense and (iv) the portion of rental expense representative of interest costs (which we estimate to be one-third of rental expense).

Capitalization:

	March 31, 2012
	Actual	As Adjusted
	($ in millions, except par value)
Cash & cash equivalents (1)	$723	$741
Long-term debt:
Revolving credit facility	$—	$—
Senior notes:
3.25% Convertible Senior Notes due October 2013 (2013 Notes)	458	458
10.50% Senior Notes due March 2014 (2014 Notes)	810	—
6.85% Senior Notes due April 2016 (2016 Notes)	638	638
7.00% Notes due May 2018	120	120
7.00% Notes due January 2028	18	18
Discount on senior notes (2)	(60)	(37)
4.50% Senior Notes due 2022	—	1,000
GO Zone tax-exempt bonds (0.19% at 3/31/12)	100	100
Other	136	136
Less current debt	(84)	(84)

Total long-term debt	$2,136	$2,349

Shareholders’ equity:
Common stock ($0.10 par value):
Class A—authorized 900 million shares; issued 322 million shares	$32	$32
Convertible Class B—authorized 900 million shares; issued 70 million shares	7	7
Capital in excess of par value	2,266	2,266
Retained earnings (3)	4,094	3,990
Accumulated other comprehensive loss	(40)	(40)
Treasury stock, at cost—26 million shares	(453)	(453)

Total Tyson shareholders’ equity	$5,906	$5,802

Noncontrolling interest	29	29

Total shareholders’ equity	$5,935	$5,831

Total capitalization	$8,071	$8,180

(1)	“As adjusted” cash and cash equivalents include net proceeds from this offering, after underwriters’ discounts and commissions and estimated offering expenses, of $987 million reduced by $810 million to fund the repurchase of the 2014 notes and $159 million in estimated accrued interest and premium payments to the holders of the 2014 notes.
(2)	“As adjusted” discount on senior notes includes a non-cash write-off of $28 million related to the repurchase of the 2014 notes and an increase of $5 million related to the difference between the public offering price and the par value of the notes offered hereby.
(3)	“As adjusted” retained earnings includes $135 million of estimated premium payments and non-cash write-offs of unamortized debt issuance costs of $7 million and an unamortized debt discount of $28 million related to the repurchase of the 2014 notes, assuming a 39% tax rate.

The issuer has filed a registration statement (including prospectuses) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectuses in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

3